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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 2 TO
                                   FORM N-8B-2


                    REGISTRATION STATEMENT OF UNIT INVESTMENT
                           TRUSTS WHICH ARE CURRENTLY
                               ISSUING SECURITIES

                              Dated August 12, 2002



                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940



                        FARM BUREAU LIFE VARIABLE ACCOUNT
                         (Name of Unit Investment Trust)

                             5400 University Avenue
                           WEST DES MOINES, IOWA 50266
                           ---------------------------
                   (Address of Principal Office of Registrant)

                  Issuer of periodic payment plan certificates
                only for purposes of information provided herein

                                Page 1 of 56 Pages

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                                       I.

                      ORGANIZATION AND GENERAL INFORMATION

1.       (a)      Furnish name of the trust and the Internal Revenue Service
                  Employer Identification Number.

                  Farm Bureau Life Variable Account (the "Variable Account"). The Variable Account has no Internal Revenue Service Employer Identification Number.

         (b) Furnish title of each class or series of securities issued by the trust.

                  Flexible Premium Variable Life Insurance Policy ("VUL"), Flexible Premium Last Survivor Variable Life Insurance Policy ("LSVUL") and
                  Nonparticipating Flexible Premium Variable Life Insurance Policy ("NPVUL") (together "the Policies")

2. Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

                  Farm Bureau Life Insurance Company (the "Company") 5400 University Avenue
                  West Des Moines, Iowa 50266

                  Internal Revenue Service Employer
                  Identification Number: 42-0623913

3. Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

                  The Company will hold in its own custody all of the securities.

4. Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

                  The principal underwriter for distribution of the policies is:

                  EquiTrust Marketing Services, LLC ("ET Marketing") 5400 University Avenue
                  West Des Moines, Iowa 50266

                  Internal Revenue Service Employer
                  Identification Number:  42-0954364

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5.       Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

                  Iowa.

6.       (a)      Furnish the dates of execution and termination of any
                  indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

                  The Variable Account was established under the laws of the State of Iowa pursuant to resolutions adopted by the Board of Directors of the Company on March 3, 1987. The Variable Account will continue in existence until the Board of Directors of the Company directs that it be terminated. The Policy will be issued pursuant to the resolution.

         (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

                  Not applicable.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930.

                  The Variable Account has never been known by any other name.

8.       State the date on which the fiscal year of the trust ends.

                  December 31.

MATERIAL LITIGATION

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

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                  There are no pending administrative proceedings commenced by, or known to be contemplated by, a governmental authority and no pending legal proceedings, material with respect to prospective purchasers of the Policies, to which the Variable Account, the Company or ET Marketing is a party or to which the assets of the Variable Account are subject.

                                      II.

                       GENERAL DESCRIPTION OF THE TRUST
                         AND SECURITIES OF THE TRUST

GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

         (a)      Whether the securities are of the registered or bearer type.

                  The Policies are of the registered type insofar as each Policy is personal to the owner of a Policy ("Policyowner") and the records concerning the Policyowner are maintained by or on behalf of the Company. The Variable Account concurrently has filed separate registration statements on Form S-6 registering the Policies with the Securities and Exchange Commission (the "Commission"). Capitalized terms used in this Form N-8B-2 have the same meaning as in both Form S-6 registration statements.

         (b) Whether the securities are of the cumulative or distributive type.

                  Each Policy is of the cumulative type, providing for no direct distribution of income, dividends or capital gains. Such amounts are not separately identifiable but are reflected in the Net Cash Value or Net Surrender Value upon surrender and in the payment of the death benefit upon the death of the Insured (or last Joint Insured, in a LSVUL, as applicable).

         (c) The rights of security holders with respect to withdrawal or redemption.

                  The Policyowner may cancel the Policy by delivering or mailing written notice to the Company at its Home Office, and returning the Policy to the Company at its Home Office before midnight of the twentieth day after receipt of the Policy (30th day after receipt in a NPVUL). Notice given by mail and return of the Policy by mail are effective on being postmarked, properly addressed and postage prepaid.

                  The Company will refund, within seven days after receipt of satisfactory notice of cancellation and the returned Policy at its Home Office, the greater of premiums paid or the Policy's Cash Value plus an amount approximately equal to any charges that have been deducted from premiums, Cash Value and the Variable Account.

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                  At any time prior to the Maturity Date while the Policy is in force, a Policyowner may surrender the Policy in whole or in part by sending a written request to the Company at its Home Office. A surrender charge equal to the lesser of $25 or 2% of the amount partially or fully surrendered will apply under a VUL or a NPVUL. (This same calculation will be considered for the partial withdrawal fee in a LSVUL.) In a LSVUL, a surrender charge will apply to any surrender during the first ten Policy Years, as well as during the first ten years following an increase in Specified Amount. In a NPVUL, a surrender charge will apply to any surrender during the first six Policy Years, as well as during the first six Policy Years following an increase in Specified Amount. The charge is an amount per $1,000 of specified amount that varies by the Insured's age, sex and underwriting class and by Policy Year.

                  The amount payable upon surrender of the Policy is the Net Cash Value, minus the surrender charge, at the end of the Valuation Period during which the request is received. This amount may be paid in a lump sum or under one of the payment options specified in the Policy as requested by the Policyowner. Upon surrender, all insurance in force will terminate.

                  A Policyowner may obtain a portion of the Policy's Net Cash Value. A partial surrender must be at least $500 and cannot exceed the lesser of (i) the Net Cash Value less $500 or (2) 90% of the Net Cash Value. If not paid in cash, the surrender charge will be deducted from the Cash Value upon each partial surrender. The Policyowner may request that the proceeds of a partial surrender be paid in a lump sum or under one of the payment options specified in the Policy.

                  A partial surrender will be allocated among the Subaccounts and the Declared Interest Option in accordance with the written instructions of the Policyowner. If no such instructions are received with the request for partial surrender, the partial surrender will be allocated among the Subaccounts and the Declared Interest Option in the same proportion that the Cash Value in each of the Subaccounts and the Cash Value in the Declared Interest Option reduced by any outstanding Policy Debt bears to the total Cash Value reduced by any outstanding Policy Debt on the date the request is received at the Home Office.

                  Partial surrenders will affect both the Policy's Cash Value and the death proceeds payable under the Policy. The Policy's Cash Value will be reduced by the amount of the partial surrender. If the death benefit payable under either death benefit option both before and after the partial surrender are equal to the Cash Value multiplied by the specified amount factor set forth in the Policy, a partial surrender will result in a reduction in death proceeds equal to the amount of the partial surrender, multiplied by the specified amount factor then in effect. If the death

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                  benefit is not so affected by the specified amount factor, the reduction in death proceeds will be equal to the partial surrender.

                  Partial surrenders will reduce the Policy's Specified Amount by the amount of Cash Value surrendered if Option B (or the "Level Death Benefit Option" in a NPVUL) is in effect at the time of the surrender. If Option A (or the "Increasing Death Benefit Option" in a NPVUL) is in effect at the time of the surrender, there will be no effect on Specified Amount. The Specified Amount remaining in force after a partial surrender may not be less than the minimum Specified Amount for the Policy in effect on the date of the partial surrender, as published by the Company. As a result, the Company will not process any partial surrender that would reduce the Specified Amount below this minimum. If increases in the Specified Amount previously have occurred, a partial surrender will first reduce the Specified Amount of the most recent increase, then the next most recent increases successively, then the coverage under the original application. Thus, a partial surrender may affect the amount of the cost of insurance charge.

                  Payment of amounts in connection with a surrender or partial surrender ordinarily will be mailed to the Policyowner within seven (7) days after the Company receives a signed request for withdrawal at its Home Office. Payment may be postponed whenever: (i) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Commission; (ii) the Commission by order permits postponement for the protection of Policyowners; or (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of the Variable Account. In addition, requests for surrenders of Cash Value derived from any amount paid by check or draft may be postponed until such time as the Company is satisfied that the check or draft has cleared the bank upon which it was drawn.

                  If mandated under applicable law, the Company may be required to block a Policyowner's account and thereby refuse to pay any request for transfer, partial withdrawal, complete surrender, loan or death proceeds until instructions are received from the appropriate regulator.

         (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

                  A Policyowner may, at any time prior to the Maturity Date while the Policy is in force, convert the Policy to a flexible premium fixed-benefit life insurance policy in a VUL or a NPVUL (or flexible premium fixed-benefit last survivor life insurance policy in a LSVUL) by requesting that all of the Cash Value in the Variable Account be transferred to the Declared Interest Option. The Policyowner may exercise this special transfer privilege once each Policy Year. Once a Policyowner

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                  exercises the special transfer privilege, all future
                  premium payments will automatically be credited to the Declared Interest Option, until such time as the Policyowner requests a change in allocation. No charge will be imposed for any transfers resulting from the exercise of the special transfer privilege.

                  Policyowners may transfer amounts among the Subaccounts of the Variable Account an unlimited number of times in a Policy Year. Amounts may be transferred between the Variable Account and the Declared Interest Option only once in a Policy Year. Transfers are made by written request to the Home Office or, if the Policyowner has elected the "Telephone Transfer Authorization" on the supplemental application by calling the Home Office toll-free at the phone number shown on the cover of the prospectus for the Policy. The amount of the transfer must be at least $100 or the total Cash Value in the Subaccount or in the Declared Interest Option (reduced, in the case of the Declared Interest Option, by any outstanding Policy Debt), if less than $100. The Company may, at its discretion, waive the $100 minimum requirement. The transfer will be effective as of the end of the Valuation Period during which the request is received at the Home Office.

                  The first twelve transfers in each Policy Year will be made without charge; each time amounts are subsequently transferred in that Policy Year, a transfer charge of $25 ($10 for a NPVUL) may be assessed. The Company reserves the right to increase the transfer charge for the NPVUL. The transfer charge, unless paid in cash, will be deducted from the amount transferred. Once a Policy is issued, the amount of the transfer charge is guaranteed for the life of the Policy.

                  For purposes of these limitations and charges, all transfers effected on the same day will be considered a single transfer.

                  The Policyowner may obtain Policy Loans, as described in Item 21.

                  The Policyowner may make surrenders and partial surrenders, as described in Item 10(c).

         (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

                  The Policy will lapse if, on a Monthly Deduction Day, the Net Cash Value (or Net Surrender Value after three years in a LSVUL or a NPVUL) is insufficient to cover the monthly deduction due and a Grace Period expires without a sufficient payment. The Company allows a 61-day Grace Period for payment of a premium that, when reduced by the premium expense charge, will be at least equal to three times the monthly deduction due on such Monthly Deduction Day. The Grace Period will begin on the date the Company mails notice of the insufficiency to the

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                  Policyowner. Failure to make a sufficient payment by the
                  end of the Grace Period will cause the Policy to lapse and terminate without value.

                  Insurance coverage continues during the Grace Period, but the Policy will be deemed to have no Cash Value for purposes of Policy Loans and surrenders during such Grace Period.

                  If the Insured (or Joint Insureds in a LSVUL, as applicable) dies during the Grace Period, the death proceeds payable during the Grace Period will equal the amount of the death proceeds payable immediately prior to the commencement of the Grace Period, reduced by any due and unpaid monthly deductions.

                  Prior to the Maturity Date, a lapsed Policy may be reinstated at any time within five years of the Monthly Deduction Day immediately preceding the Grace Period which expired without payment of the required premium. Reinstatement is effected by submitting the following items to the Company: (i) a written application for reinstatement signed by the Policyowner and the Insured (or Joint Insureds in a LSVUL, as applicable);
                  (ii) evidence of insurability satisfactory to the Company;
                  (iii) a premium that, after the deduction of the premium expense charge, is at least sufficient to keep the Policy in force for three months; and (iv) an amount equal to the monthly cost of insurance for the two Policy Months prior to lapse.

                  (State law may limit the premium to be paid on reinstatement to an amount less than that described.) To the extent that the first year monthly administrative charge was not deducted for a total of twelve Policy Months prior to lapse, such charge will continue to be deducted following reinstatement of the Policy until such charge has been assessed, both before and after the lapse, for a total of 12 Policy Months. The Company will not reinstate a Policy surrendered for its Cash Value (or Net Surrender Value in a LSVUL or a NPVUL).

                  The effective date of the reinstated Policy will be the Monthly Deduction Day coinciding with or next following the date the Company approves the application for reinstatement.

         (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

                  To the extent required by law, the Company will vote the Fund shares held in the Variable Account at regular and special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Subaccounts. If, however, the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation

                                      8
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                  thereof should change, and, as a result, the Company
                  determines that it is permitted to vote the Fund shares in its own right, it may elect to do so.

                  The number of votes which a Policyowner has the right to instruct will be calculated separately for each Subaccount. The number of votes which each Policyowner has the right to instruct will be determined by dividing a Policy's Cash Value in a Subaccount by the net asset value per share of the corresponding Investment Option in which the Subaccount invests. Fractional shares will be counted. The number of votes of the Investment Option which the Policyowner has the right to instruct will be determined as of the date coincident with the date established by that Investment Option for determining shareholders eligible to vote at such meeting of the Fund. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by each Fund. Each person having a voting interest in a Subaccount will receive proxy materials, reports and other materials relating to the appropriate Investment Option.

                  The Company will vote Fund shares attributable to the Policies as to which no timely instructions are received (as well as any Fund shares held in the Variable Account which are not attributable to the Policies) in proportion to the voting instructions which are received with respect to all Policies participating in each Investment Option. Voting instructions to abstain on any item to be voted upon will be applied on a PRO RATA basis to reduce the votes eligible to be cast on a matter.

                  Fund shares may also be held by separate accounts of other affiliated and unaffiliated insurance companies. The Company expects that those shares will be voted in accordance with instructions of the owners of insurance policies and contracts issued by those other insurance companies. Voting instructions given by owners of other insurance policies will dilute the effect of voting instructions of Policyowners.

                  The Company provided the start-up capital for the Fund by purchasing $100,000,000 worth of shares. The Company intends to vote these shares in proportion to the voting instructions received from Policyowners.

                  The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of an Investment Option or to approve or disapprove an investment advisory contract for an Investment Option. In addition, the Company itself may disregard voting instructions in favor of changes initiated by a Policyowner in the investment policy or the investment adviser of an Investment Option if the Company reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory

                                      9
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                  authorities or the Company determined that the change would have an adverse effect on the General Account in that the proposed investment policy for an Investment Option may result in overly speculative or unsound investments. In the event the Company does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Policyowners.

         (g) Whether security holders must be given notice of any change in:

                  (1)      the composition of the assets of the trust.

                  The Company reserves the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares of the Investment Options that are held by the Variable Account or that the Variable Account may purchase. If the shares of an Investment Option are no longer available for investment or if, in its judgement, further investment in any Investment Option should become inappropriate in view of the purposes of the Variable Account, the Company reserves the right to dispose of the shares of any Investment Option of the Fund and to substitute shares of another Investment Option. The Company may substitute shares of funds with fees and expenses that are different from the funds. The Company will not substitute any shares attributable to a Policyowner's Cash Value in the Variable Account without notice to and prior approval of the Commission, to the extent required by the Investment Company Act of 1940 or other applicable law.

                  The Company also reserves the right to establish additional subaccounts of the Variable Account, each of which would invest in shares of a new Investment Option with a specified investment objective. The Company may limit the availability of any new Investment Option to certain classes of purchasers. New subaccounts may be established when, in the sole discretion of the Company, marketing, tax or investment conditions warrant, and any new subaccounts may be made available to existing Policyowners on a basis to be determined by the Company. Subject to obtaining any approvals or consents required by applicable law, the assets of one or more Subaccounts may be transferred to any other Subaccount(s), or one or more Subaccounts may be eliminated or combined with any other Subaccount(s) if, in the sole discretion of the Company, marketing, tax, or investment conditions warrant.

                  In the event of any such substitution or change, the Company may, by appropriate endorsement, make such changes in these and other policies as may be necessary or appropriate to reflect such substitution or change. If deemed by the Company to be in the best interests of persons having voting rights under the Policies, the Variable Account may be operated as a management company under the Investment Company Act of 1940, may be deregistered under that Act in the event such registration is no longer required, or, subject to obtaining any approvals or

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                  consents required by applicable law, may be combined with
                  other Company separate accounts. To the extent permitted by applicable law, the Company may also transfer the assets of the Variable Account associated with the Policies to another separate account. In addition, the Company may, when permitted by law, restrict or eliminate any voting rights of Policyowners or other persons who have voting rights as to the Variable Account.

                  (2) the terms and conditions of the securities issued by the trust.

                  No changes in the terms and conditions of a Policy that affect the Policyowner's rights will be made without notice to the Policyowner to the extent required by law.

                  (3) the provisions of any indenture or agreement of the trust.

                  No notice to or consent from Policyowners is required for any change in the Company's resolution establishing the Variable Account.

                  (4)      the identity of the depositor, trustee or custodian.

                  No notice to or consent from Policyowners is required.

         (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

                  (1)      the composition of the assets of the trust.

                  Consent of Policyowners is not required when changing the underlying securities of the Variable Account. However, to change such securities, approval of the Commission may be required by Section 26(b) of the 1940 Act.

                  (2) the terms and conditions of the securities issued by the trust.

                  Except as appropriate to comply with federal or state law or regulation, no change in the terms and conditions of a Policy can be made without consent of the Policyowner.

                  (3) the provisions of any indenture or agreement of the trust.

                  No consent is required.

                  (4)      the identity of the depositor, trustee or custodian

                  No consent is required.

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         (i)      Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

                  (1) PREMIUM PAYMENTS. Before it will issue a Policy, the Company may require the Policyowner to pay an initial premium that, when reduced by the premium expense charge, will be sufficient to pay the monthly deduction for the first Policy Month.

                           Each Policyowner will determine a planned periodic premium schedule that provides for the payment of a level premium over a specified period of time on a quarterly, semi-annual or annual basis. The Company may, at its discretion, permit planned periodic premium payments to be made on a monthly basis. Periodic reminder notices ordinarily will be sent to the Policyowner for each planned periodic premium. Depending on the duration of the planned periodic premium schedule, the timing of planned payments could affect the tax status of the Policy.

                           The Policyowner is not required to pay premiums in accordance with the planned periodic premium schedule. Furthermore, the Policyowner has considerable flexibility to alter the amount, frequency, and the time period over which planned periodic premiums are paid; however, no planned periodic payment may be less than $100 without the Company's consent.

                           A Policyowner may make unscheduled premium payments at any time prior to the Maturity Date, subject to the minimum and maximum premium limitations described below. Each unscheduled premium payment must be at least $100; however, the Company may, in its discretion, waive this minimum requirement. The Company reserves the right to limit the number and amount of unscheduled premium payments.

                           In no event may the total of all premiums paid, both planned periodic and unscheduled, exceed the applicable maximum premium limitation imposed by federal tax laws. Because the maximum premium limitation is in part dependent upon the Specified Amount for each Policy, changes in the Specified Amount may affect this limitation. If at any time a premium is paid which would result in total premiums exceeding the applicable maximum premium limitation, the Company will only accept that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the applicable maximum premium limitation.

                           Payments made by the Policyowner will be treated first as payment of any outstanding Policy Debt unless the Policyowner indicates that the payment

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                           should be treated otherwise. Where no indication is
                           made, any portion of a payment that exceeds the amount of any outstanding Policy Debt will be treated as a premium payment.

                           The Net Premium is the amount available for investment. The Net Premium equals the premium paid less the premium expense charge.

                           In the application for a Policy, the Policyowner can allocate Net Premiums or portions thereof to the Subaccounts of the Variable Account, to the Declared Interest Option, or both. Notwithstanding the allocation in the application, the Net Premiums will first be allocated to the Declared Interest Option if the Company receives them either 1) before the date the Company obtains at its Home Office a signed notice of receipt from the Policyowner, or 2) before the end of 25 days after the Delivery Date (the date the Company issues and mails the Policy). Upon the earlier of 1) or 2) above, the Company will automatically allocate the Cash Value in the Declared Interest Option, without charge, among the Subaccounts and the Declared Interest Option. The Company allocates Net Premiums received on or after
                           1) or 2) above in accordance with the Policyowner's instructions, to the Variable Account, the Declared Interest Option, or both. The Policyowner does not waive his cancellation privilege by sending the signed notice of receipt and acceptance of the Policy to the Company.

                           The minimum percentage of each premium that may be allocated to any subaccount of the Variable Account or to the Declared Interest Option is 10%; no fractional percentages will be permitted. The allocation for future Net Premiums may be changed without charge at any time while the Policy is in force by providing the Company with written notice on a form acceptable to the Company signed by the Policyowner. The change will take effect on the date the written notice is received at the Home Office and will have no effect on prior Cash Values.

                  (2) DEATH PROCEEDS. So long as the Policy remains in force, the Policy provides for the payment of death proceeds upon the death of the Insured in a VUL or in a NPVUL (and upon the last death of the Joint Insureds in a LSVUL, as applicable). Proceeds will be paid to the primary Beneficiary or a contingent Beneficiary. One or more primary Beneficiaries or contingent Beneficiaries may be named. If no Beneficiary survives the Insured, the death proceeds will be paid to the Policyowner or his estate. Death proceeds may be paid in a lump sum or under a payment option. (If the Joint Insureds die simultaneously in a LSVUL, the Company will pay one-half of the death proceeds to each Joint Insured's beneficiary.) To determine the death proceeds, the death benefit will be reduced by any outstanding Policy Debt and increased by any unearned loan interest and any premiums paid after the date of death. Proceeds will ordinarily be mailed to the Policyowner within seven days after receipt by the Company of Due Proof of Death. Payment may, however, be postponed under certain circumstances. The Company pays interest on those proceeds, at an annual rate no less than 3%, or any rate required by law, from the date of death to the date payment is made.

                           Policyowners designate in the initial application one of two death benefit options offered under the Policy. The amount of the death benefit payable under a Policy will depend upon the option in effect at the time of the Insured's death. Under Option A, the death benefit will be equal to the greater of (i) the sum of the current Specified Amount and the Cash Value, or (ii) the Cash Value multiplied by the specified amount factor. Under the Increasing Death Benefit Option in a NPVUL, the death benefit will be equal to the greater of: (i) the sum of the current Specified Amount and the Accumulated Value, or (ii) the Corridor Death Benefit. Cash Value will be determined as of the end of the Business Day coinciding with or immediately following the date of death. In a VUL and in a NPVUL, the specified amount factor is 2.50 for an Insured Attained Age 40 or below on the date of death. For Insureds with an Attained Age over 40 on the date of death, the factor declines with age as shown in the Specified Amount Factor Table in the Policy. In a LSVUL, the specified amount factor is 2.50 for a Joint Insureds' Joint Equal Attained Age 40 or below on the date of death. For Joint Insureds with a Joint Equal Attained Age over 40 on the date of death, the factor declines with age as shown in the Specified Amount Factor Table in the Policy.

                           Under Option B, the death benefit will be equal to the greater of (i) the current Specified Amount, or
                           (ii) the Cash Value (determined as of the end of the Business Day coinciding with or immediately following the date of death) multiplied by the specific amount factor. Under the Level Death Benefit Option in a NPVUL, the death benefit will be equal to the greater of: (i) the current Specified Amount, or (ii) the Corridor Death Benefit. The specified amount factor is the same as under Option A (or the "Increasing Death Benefit Option" in a NPVUL).

                           The death benefit option in effect may be changed at any time by sending the Company a written request for the change at its Home Office. The effective date of such a change will be the Monthly Deduction Day coinciding with or immediately following the date the change is approved by the Company.

                           If the death benefit option is changed from Option A to Option B (or from the "Increasing Death Benefit Option" to the "Level Death Benefit Option" in a NPVUL), the death benefit will not change and the current Specified

                           Amount will be increased by the Cash Value on the effective date of the change. If the benefit option is changed from Option B to Option A (or from the "Level Death Benefit Option" to the "Increasing
                           Death Benefit Option" in a NPVUL), the current Specified Amount will be reduced by an amount equal to the Cash Value on the effective date of the change provided the Insured meets the Company's underwriting requirements. A change in the death benefit option may not be made if it would result in a Specified Amount which is less than the minimum Specified Amount in effect on the effective date of the change or if after the change the Policy would no longer qualify as life insurance under federal tax law.

                           No charges will be imposed upon a change in death benefit option; however, a change in death benefit option will affect the cost of insurance charges.

                           After a Policy has been in force for one Policy Year, a Policyowner may adjust the existing insurance coverage by increasing or decreasing the Specified Amount. To make a change, the Policyowner must send a written request to the Company at its Home Office. Any change in the Specified Amount may affect the cost of insurance rate and the net amount at risk, both of which will affect a Policyowner's cost of insurance charge. If decreases in the Specified Amount cause the premiums paid to exceed the maximum premium limitations required by federal tax law, the decrease will be limited to the extent necessary to meet these requirements.

                           Any decrease in the Specified Amount will become effective on the Monthly Deduction Day coinciding with or immediately following the date the request is approved by the Company. The decrease will first reduce the Specified Amount provided by the most recent increase, then the next most recent increases successively, then the Specified Amount under the original application. The Specified Amount following a decrease can never be less than the minimum Specified Amount for the Policy in effect on the date of the decrease. A Specified Amount decrease will not reduce the Surrender Charge.

                           To apply for an increase, evidence of insurability satisfactory to the Company must be provided. Any approved increase will become effective on the Monthly Deduction Day coinciding with or immediately following the date the request is approved by the Company. An increase will not become effective, however, if the Policy's Cash Value on the effective date would not be sufficient to cover the deduction for the increased cost of the insurance for the next Policy Month. A Specified Amount increase is subject to its own Surrender Charge.

                  (3) BENEFITS AT MATURITY. If the Insured is alive and the Policy is in force on the Maturity Date, the Company will pay to the Policyowner the Policy's Cash Value as of the end of the Business Day coinciding with or immediately following the Maturity Date, reduced by any outstanding Policy Debt. Benefits at maturity may be paid in a lump sum or under a payment option. The Maturity Date is Attained Age 95 in a VUL, Joint Equal Attained Age 115 in a LSVUL and Attained Age 115 in a NPVUL.

                  (4) CALCULATION OF CASH VALUE. The Policy provides for the accumulation of Cash Value. Cash Value will be determined on each Business Day. A Policy's Cash Value will reflect a number of factors including Net Premiums paid, partial surrenders, Policy Loans, charges assessed in connection with the Policy, the interest earned on the Cash Value in the Declared Interest Option, and the investment performance of the Subaccounts to which the Cash Value is allocated. There is no guaranteed minimum Cash Value. The Cash Value of the Policy is equal to (1) the sum of the Cash Values in each Subaccount, plus (2) the Cash Value in the Declared Interest Option, including amounts transferred to the Declared Interest Option to secure outstanding Policy Debt.

                           As of the Issue Date, the Policy's Cash Value will equal the Cash Value in the Declared Interest Option, which will equal the initial Net Premium less the monthly deduction made on the Policy Date. Thereafter, the Cash Value in the Declared Interest Option will reflect any interest credited, and any subsequent monthly deductions made on Monthly Deduction Days.

                           On the Business Day coinciding with or immediately following the date the Company receives notice that the Policy has been received, but no later than 25 days after the Delivery Date, the Cash Value, all of which is in the Declared Interest Option will be transferred automatically to the Subaccounts and the Declared Interest Option in accordance with the percentage allocation instructions. At the end of each Valuation Period thereafter, the Cash Value in a Subaccount is (i) plus (ii) plus (iii) minus (iv) minus (v) minus (vi) where: (i) is the total Subaccount units represented by the Cash Value at the end of the preceding Valuation Period, multiplied by the Subaccount's Unit Value for the current Valuation Period; (ii) is any Net Premiums received during the current Valuation Period which are allocated to the Subaccount; (iii) is all Cash Values transferred to the Subaccount from the Declared Interest Option or from another Subaccount during the current Valuation Period; (iv) is all Cash Values transferred from the Subaccount to another Subaccount or to the Declared Interest Option during the current Valuation Period, including amounts transferred to the Declared Interest Option to secure Policy Debt; (v) is all partial surrenders from the Subaccount during the current Valuation Period; and (vi) is the portion of any monthly deduction charged to the Subaccount during the current Valuation Period to cover the Policy Month following the Monthly Deduction Day.

                           The Policy's total Cash Value in the Variable Account equals the sum of the Policy's Cash Value in each Subaccount.

                           Each Subaccount has a Unit Value. When Net Premiums are allocated to, or other amounts are transferred into, a Subaccount, a number of Units are purchased based on the Unit Value of the Subaccount as of the end of the Valuation Period during which the allocation or transfer is made. Likewise, when amounts are transferred out of a Subaccount, Units are redeemed in a similar manner. On any day, a Policy's Cash Value in a Subaccount is equal to the number of Units held in such Subaccount, multiplied by the Unit Value of such Subaccount on that date.

                           For each Subaccount, the Unit Value was initially set at $10 when the Subaccount first purchased shares of the designated Investment Option. The Unit Value for each subsequent Valuation Period is calculated by dividing (a) by (b) where:

                           (a) is: (1) the value of the net assets of the Subaccount at the end of the preceding Valuation Period, plus (2) the investment income and capital gains, realized or unrealized, credited to the net assets of that Subaccount during the Valuation Period for which the Unit Value is being determined, minus
                           (3) the capital losses, realized or unrealized, charged against those assets during the Valuation Period, minus (4) any amount charged against the Subaccount for taxes, or any amount set aside during the Valuation Period by the Company as a provision for taxes attributable to the operation or maintenance of that Subaccount; minus (5) a charge no greater than .0024548% of the average daily net assets of the Subaccount for each day in the Valuation Period. This corresponds to a maximum effective annual rate of .90% of the average daily net assets of the Subaccount for mortality and expense risks incurred in connection with the Policies; and

                           (b) is the number of units outstanding at the end of the preceding Valuation Period.

                           The Unit Value for a Valuation Period applies for each day in the period. The assets in the Variable Account will be valued at their fair market value in accordance with accepted accounting practices and applicable laws and regulations.

                  (5) BUSINESS DAY AND VALUATION PERIOD. A Business Day is each day that the New York Stock Exchange is open for trading, except for: (1) any period when the Securities and Exchange Commission determines that an emergency exists which makes it impracticable for a Fund to dispose of its securities or to fairly determine the value of its net assets; or (2) such other periods as the Securities and Exchange Commission may permit for the protection of security holders of a Fund. A Valuation Period is the period between the close of business (3:00 p.m. central time) on a Business Day and the close of business on the next Business Day.

                  (6)      LOAN PROVISIONS. See Item 21.

                  (7) PAYMENT OF BENEFITS. The Company will usually mail proceeds of complete surrenders, partial surrenders and Policy Loans within seven days after the Policyowner's signed request is received at the Home Office. The Company will usually mail death proceeds within seven days after receipt of Due Proof of Death, and maturity benefits within seven days of the Maturity Date. However, payment of any amount upon complete surrender or partial surrender, payment of any Policy Loan, and payment of death proceeds or benefits at maturity may be postponed whenever: (a) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Commission; (b) the Commission by order permits postponement for the protection of Policyowners; or (c) an emergency exists, as determined by the Commission, as a result of which disposal of the securities is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of the Variable Account.

                           Payments under the Policy which are derived from any amount paid to the Company by check or draft may be postponed until such time as the Company is satisfied that the check or draft has cleared the bank upon which it is drawn.

                           If mandated under applicable law, the Company may be required to block a Policyowner's account and thereby refuse to pay any request for transfer, partial withdrawal, complete surrender, loan or death proceeds until instructions are received from the appropriate regulator.

                  (8) PAYMENT OPTIONS. Death proceeds and Cash Value paid at maturity, or upon complete or partial surrender of a Policy, may be paid in whole or in part under a payment option described below. Payments may also be made under any new payment option available at the time proceeds become payable. In addition, proceeds may be paid in any other manner acceptable to the Company.

                           An option may be designated in the application or by notifying the Company in writing at its Home Office. During the lifetime of the Insured, the Policyowner may select a payment option; in addition, during that time the Policyowner may change a previously selected option by sending written notice to the Company requesting the cancellation of the prior option and the designation of a new option. If the Policyowner has not chosen an option prior to the Insured's death, the Beneficiary may choose an option. The Beneficiary may change a payment option by sending a written request to the Company, provided that a prior option chosen by the Policyowner is not in effect.

                           If no option is chosen, the Company will pay the proceeds of the Policy in one sum. The Company will also pay the proceeds in one sum if (i) the proceeds are less than $2,000; (ii) periodic payments would be less than $20; or (iii) the payee is an assignee, estate, trustee, partnership, corporation, or association.

                           Amounts paid under a payment option are paid pursuant to a payment contract and will not vary. Proceeds applied under a payment option earn interest at a rate guaranteed to be no less than 3% compounded yearly. The Company may be crediting higher interest rates on the effective date of the payment contract. The Company may, but is not obligated to, declare additional interest to be applied to such funds.

                           If a payee dies, any remaining payments will be paid to a contingent payee. At the death of the last payee, the commuted value of any remaining payments will be paid to the last payee's estate. A payee may not withdraw funds under a payment option unless the Company has agreed to such withdrawal in the payment contract. The Company reserves the right to defer a withdrawal for up to six months and to refuse to allow partial surrenders of less than $250.

                           Payments under Options 2, 3, 4 or 5 will begin as of the date of the Insured's death, on complete or partial surrender, or on the Maturity Date. Payments under Option 1 will begin at the end of the first interest period after the date proceeds are otherwise payable.

                           The options currently available are:

                                    Option 1 -- Interest Income (or "Option A -
                                    Proceeds Left At Interest" in a NPVUL).
                                    Periodic payments of interest earned from the proceeds will be paid. Payments can be annual, semiannual, quarterly or monthly, as-selected by the payee, and will begin at the end of the first period chosen. Proceeds left under this plan will earn interest at a rate determined by the Company, in no event less than 3% compounded yearly. The payee may withdraw all or part of the proceeds at any time.

                                    Option 2 -- Income for a Fixed Term (or
                                    "Option B - Payment for a Designated Number of Years" in a NPVUL). Periodic payments will be made for a fixed term not longer than 30 years. Payments can be annual, semi-annual, quarterly or monthly. Guaranteed amounts payable under the plan will earn interest at a rate determined by the Company, in no event less than 3% compounded yearly.

                                    Option 3 -- Life Income with Term Certain
                                    (or "Option C - Payment of Life Income" in a
                                    NPVUL). Equal periodic payments will be made for a guaranteed minimum period elected. If the payee lives longer than the minimum period, payments will continue for his or her life. The minimum period can be 0, 5, 10, 15 or 20 years. Guaranteed amounts payable under this plan will earn interest at a rate determined by the Company, in no event less than 3% compounded yearly.

                                    Option 4 -- Income of a Fixed Amount (or
                                    "Option D - Payment of a Designated Amount" in a NPVUL). Equal periodic payments of a definite amount will be paid. Payments can be annual, semi-annual, quarterly or monthly. The amount paid each period must be at least $20 for each $1,000 of proceeds. Payments will continue until the proceeds are exhausted. The last payment will equal the amount of any unpaid proceeds. Unpaid proceeds will earn interest at a rate determined by the Company, in no event less than 3% compounded yearly.

                                    Option 5 -- Joint and Two-Thirds Survivor
                                    Monthly Life Income. Equal monthly payments will be made for as long as two payees live. The guaranteed amount payable under this plan will earn interest at a minimum rate of 3% compounded yearly. When one payee dies, payments of two-thirds of the original monthly payment will be made to the surviving payee. Payments will stop when the surviving payee dies.

                  (9) ADDITIONAL INSURANCE BENEFITS. Subject to certain requirements, one or more of the following additional insurance benefits may be added to a Policy by rider:
                           (i) Universal Cost of Living Increase; (ii) Universal Waiver of Charges; (iii) Universal Adult Term Life Insurance; (iv) Universal Children's Term Life Insurance; (v) Death Benefit Guarantee; and (vi) Universal Guaranteed Insurance Option in a VUL or in a NPVUL and (i) Last Survivor Universal Cost of Living Increase; (ii) Universal Term Life

                           Insurance; (iii) Universal Death Benefit Guarantee; and (iv) Estate Protector 4-Year Non-Renewable Last Survivor Term in a LSVUL. The cost of any additional insurance benefits will be deducted as part of the monthly deduction.

INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. (If the unit consists of a single security issued by an investment company, name such investment company and furnish a description of the type of securities comprising the portfolio of such investment company.)

         The Variable Account invests in shares of the Investment Options. The Investment Options currently include the VP Ultra Fund and VP Vista Fund of American Century; the VIF Appreciation Portfolio, VIF Disciplined Stock Portfolio, VIF Growth and Income Portfolio, VIF International Equity Portfolio and VIF Small Cap Portfolio of Dreyfus Variable Investment Fund; the Dreyfus Socially Responsible Growth Fund, Inc.; the Blue Chip Portfolio, High Grade Bond Portfolio, Managed Portfolio, Money Market Portfolio, Strategic Yield Portfolio and Value Growth Portfolio of EquiTrust Variable Insurance Series Fund; the VIP Contrafund Portfolio, VIP Growth Portfolio, VIP Growth & Income Portfolio, VIP High Income Portfolio, VIP Index 500 Portfolio, VIP Mid Cap Portfolio and VIP Overseas Portfolio of Fidelity Variable Insurance Products Funds; the Franklin Small Cap Fund, Franklin Small Cap Value Securities Fund, Franklin U.S. Government Fund, Mutual Shares Securities Fund and Templeton Growth Securities Fund of Franklin Templeton Variable Insurance Products Trust; the JPMorgan Mid-Cap Value Portfolio and JPMorgan Small Company Portfolio of J.P. Morgan Series Trust II; the NASDAQ-100 Index Portfolio, Russell 2000 Small Cap Index Portfolio and S&P MidCap 400 Index Portfolio of Summit Pinnacle Series; the Equity Income Portfolio, Mid-Cap Growth Portfolio, New America Growth Portfolio and Personal Strategy Balanced Portfolio of T. Rowe Price Equity Series, Inc. and the International Stock Portfolio of T. Rowe Price International Series, Inc The Variable Account may, in the future, include additional investment options. Each Investment Option has its own investment objectives and the income and losses for each Investment Option will be determined separately.

         The investment objectives and policies of each Investment Option, including a description of risks and other information, may be found in the prospectus for each Investment Option. There is no assurance that any Investment Option will achieve its stated objectives.

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

         (a)      Name of company.
         (b)      Name and principal business address of depositor.

         (c)      Name and principal business address of trustee or custodian.
         (d)      Name and principal business address of principal underwriter.
         (e) The period during which the securities of such company have been the underlying securities.

         The name, address, custodian, and principal underwriter for each Investment Option, where applicable, may be found in the prospectus for each Investment Option.

INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES

13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments,
                  (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

                           (A) the nature of such load, fee, expense or charge;
                           (B)      the amount thereof;
                           (C) the name of the person to whom such amounts are paid and his relationship to the trust;
                           (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

                  (1)      PRINCIPAL PAYMENTS.

                           PREMIUM EXPENSE CHARGE. The Net Premium equals the premium paid less a premium expense charge. In a VUL, the premium expense charge is equal to a sales charge of 5% and a premium tax of 2%; in a NPVUL, the premium expense charge is 7% of each premium up to the Threshold Premium and 2% of each premium over the Threshold Premium; and in a LSVUL, the premium expense charge is equal to a maximum of 7% of premium up to the Minimum Initial Premium, and 2% of each premium in excess of the Minimum Initial Premium. The premium expense charge is used to compensate the Company for expenses incurred in connection with the distribution of the Policies and for premium taxes imposed by various states and subdivisions thereof.

                  (2)      UNDERLYING SECURITIES.

                           The investment advisory fee and other expenses applicable to each Investment Option is described in the prospectus for each Investment Option.

                  (3)      DISTRIBUTIONS.

                           No load, fee, expense or charge is assessed in connection with distributions.

                  (4)      CUMULATED OR REINVESTED DISTRIBUTIONS OR INCOME.

                           All income and other distributions earned by the Variable Account are reinvested, without charge, at net asset value in shares of the Portfolio making the distribution.

                  (5)      REDEEMED OR LIQUIDATED ASSETS.

                           To compensate the Company for costs incurred in accomplishing a surrender, a surrender charge equal to the lesser of $25 or 2.0% of the amount partially or fully surrendered will apply to under a VUL. (This same calculation will be considered for the partial withdrawal fee in a LSVUL.) In a LSVUL, a surrender charge will apply to any surrender during the first ten Policy Years, as well as during the first ten years following an increase in Specified Amount. In a NPVUL, a surrender charge will apply to any surrender during the first six Policy Years, as well as during the first six Policy Years following an increase in Specified Amount. The charge is an amount per $1,000 of Specified Amount that varies by the Insured's age, sex and underwriting class and by Policy Year. If not paid in cash, the surrender charge will be deducted from the remaining Cash Value.

         (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

                  SEE answer to Item 13(a) for a description of the deductions for sales load and other deductions from payments.

         (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load; and identify each class of individuals or transactions to which such plans apply.

                  The amount of sales load as a percentage of premiums paid is contained in Item 13(a).

         (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

                  Not applicable.

         (e) Furnish a brief description of any loads, fees, expenses, or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

                  (1)      MONTHLY DEDUCTION.

                           Charges will be deducted monthly from the Cash Value of each Policy ("monthly deduction") to compensate the Company for the cost of insurance coverage and any additional benefits added by rider, for underwriting and start-up expenses in connection with issuing a Policy, and for certain administrative costs. The monthly deduction will be deducted on the Policy Date and on each Monthly Deduction Day. It will be deducted from the Declared Interest Option and each Subaccount in the same proportion that the Policy's Net Cash Value in the Declared Interest Option and the Policy's Cash Value in each Subaccount bear to the total Net Cash Value of the Policy. For purposes of making deductions from the Declared Interest Option and the Subaccounts, Cash Values will be determined as of the end of the Business Day coinciding with or immediately following the Monthly Deduction Day. Because portions of the monthly deduction, such as the cost of insurance, can vary from month to month, the monthly deduction itself will vary in amount from month to month.

                           The monthly deduction will be made on the Business Day coinciding with or immediately following each Monthly Deduction Day and will equal: (a) the cost of insurance for the Policy; plus (b) the cost of any optional insurance benefits added by rider; plus (c) the monthly policy expense charge(s).

                           During the first twelve Policy Months and during the twelve Policy Months immediately following an increase in Specified Amount, the monthly deduction will include a first year monthly administrative charge.

                           COST OF INSURANCE. This charge is designed to compensate the Company for the anticipated cost of paying death proceeds to Beneficiaries of those Insureds who die prior to the Maturity Date. The cost of insurance is determined on a monthly basis, and is determined separately for the initial Specified Amount and for any subsequent increases in Specified Amount. The Company will determine the monthly cost of insurance charge by dividing the applicable cost of insurance rate(s) by 1,000 and multiplying the result by the net amount at risk for each Policy Month.

                           NET AMOUNT AT RISK. Under Option A (or the
                           "Increasing Death Benefit Option" in a NPVUL) the net amount at risk for a Policy Month is equal to (a) divided by (b), and under Option B (or the "Level Death Benefit Option" in a NPVUL) the net amount at risk for a Policy Month is equal to (a) divided by
                           (b), minus (c), where: (a) is the Specified Amount;
                           (b) is 1.0032737; and (c) is the Cash Value.

                           The Specified Amount and the Cash Value will be determined as of the end of the Business Day coinciding with or immediately following the Monthly Deduction Day.

                           The net amount at risk is determined separately for the initial Specified Amount and any increases in Specified Amount. In determining the net amount at risk for each Specified Amount, the Cash Value will be first considered a part of the initial Specified Amount. If the Cash Value exceeds the initial Specified Amount, it will be considered to be a part of any increase in the Specified Amount in the same order as the increases occurred.

                           COST OF INSURANCE RATE. The cost of insurance rate for the initial Specified Amount will be based on the Insured's sex, underwriting class and Attained Age (or Joint Insureds' sex, underwriting class and Joint Equal Age, as applicable). For any increase in Specified Amount, the cost of insurance rate will be based on the Insured's sex, underwriting class and age at last birthday on the effective date of the increase. Actual cost of insurance rates may change and the actual monthly cost of insurance rates will be determined by the Company based on its expectations as to future mortality experience. However, the actual cost of insurance rates will never be greater than the guaranteed maximum cost of insurance rates set forth in the Policy. These guaranteed rates are based on the 1980 Commissioners' Standard Ordinary Non-Smoker and Smoker Mortality Table. Current cost of insurance rates are generally less than the guaranteed maximum rates. Any change in the cost of insurance rates will apply to all persons of the same age, sex, and underwriting class whose Policies have been in force the same length of time.

                           The cost of insurance rates generally increase as the Insured's Attained Age increases. The underwriting class of an Insured also will affect the cost of insurance rate. The Company currently places Insureds into a standard underwriting class or into underwriting classes involving a higher mortality risk. In an otherwise identical Policy, Insureds in the standard underwriting class will have a lower cost of insurance rate than those in underwriting classes involving higher mortality risk. The standard underwriting class is also divided into two categories: tobacco and non-tobacco. Non-tobacco Insureds will generally have a lower cost of insurance rate than similarly situated Insureds who use tobacco. The Company may offer preferred and super-preferred classes in addition to the standard tobacco and non-tobacco classes. Insureds who fall under a preferred or super-preferred class will generally have a lower cost of insurance rate than Insureds who receive a standard classification. (An Insured must meet more stringent medical requirements than those established for the preferred class in order to qualify for the Company 's super-preferred class of insurance rates.)

                           The cost of insurance rate is determined separately for the initial Specified Amount and for the amount of any increase in Specified Amount. In calculating the cost of insurance charge, the rate for the underwriting class on the Policy Date will be applied to the net amount at risk for the initial Specified Amount; for each increase in Specified Amount, the rate for the underwriting class applicable to the increase will be used. However, if the death benefit is calculated as the Cash Value multiplied by the specified amount factor, the rate for the underwriting class for the most recent increase that required evidence of insurability will be used for the amount of death benefit in excess of the total Specified Amount.

                           ADDITIONAL INSURANCE BENEFITS. The monthly deduction will include charges for any additional benefits provided by rider.

                           MONTHLY POLICY EXPENSE CHARGE. The Company has primary responsibility for the administration of the Policy and the Variable Account. Policy expenses include premium billing and collection, recordkeeping, processing death benefit claims, cash surrenders or withdrawals and Policy changes, and reporting and overhead costs. As reimbursement for Policy expenses related to the maintenance of each Policy and the Variable Account, the Company assesses a monthly policy expense charge against each Policy. This charge is guaranteed not to exceed $3 per Policy Month in a VUL, $14 per Policy Month in a LSVUL and $7 per Policy Month in a NPVUL. In a LSVUL, the Company applies an additional charge guaranteed not to exceed $0.05 per $1,000 of Specified Amount.

                           FIRST YEAR MONTHLY ADMINISTRATIVE CHARGE. A monthly administrative charge will be deducted from Cash Value as part of the monthly deduction during the first twelve Policy Months and during the twelve Policy Months immediately following an increase in Specified Amount. The charge will compensate the Company for first year underwriting, processing and start-up expenses incurred in connection with the Policy and the Variable Account. These expenses include the cost of processing applications, conducting medical examinations, determining insurability and the Insured's underwriting class, and establishing policy records. In a VUL, the first year monthly administrative charge per $1,000 of Specified
                           Amount depends on the Specified Amount of the Policy and the age of the Insured. In a LSVUL, the first year monthly administrative charge is guaranteed not to exceed $0.14 per $1,000 of Specified Amount. In a NPVUL, the first year monthly administrative charge is $0.05 per $1,000 of Specified Amount or increase in Specified Amount, and is guaranteed not to exceed $0.07 per $1,000 of Specified Amount.

                           FIRST YEAR MONTHLY EXPENSE CHARGE. In a LSVUL, a monthly expense charge guaranteed not to exceed $14 per Policy Month will be deducted from Cash Value as part of the monthly deduction during the first 12 Policy Months. In a NPVUL, a monthly expense charge guaranteed not to exceed $7 per Policy Month will be deducted from the Accumulated Value as part of the monthly deduction during the first 12 Policy Months.

                  (2)      TRANSACTION CHARGES.

                           A transfer charge of $25 ($10 in a NPVUL) may be imposed for the thirteenth and each subsequent transfer during a Policy Year to compensate the Company for the costs in effectuating the transfer. Once a Policy is issued, the amount of this charge is guaranteed for the life of the Policy. The transfer charge, unless paid in cash, will be deducted from the amount transferred. The transfer charge will not be imposed on transfers that occur as a result of Policy Loans, the exercise of the special transfer privilege, or the reallocation of Cash Value to the Subaccounts and the Declared Interest Option following acceptance of the Policy by the Policyowner.

                           Currently there is no charge for changing the net premium allocation instructions.

                  (3)      MORTALITY AND EXPENSE RISK CHARGE.

                           The Company deducts a daily mortality and expense risk charge from each Subaccount at an annual rate of up to .90% of the average daily net assets of the Subaccounts.

                           The mortality risk assumed by the Company is that Insureds may die sooner than anticipated and that therefore the Company will pay an aggregate amount of life insurance proceeds greater than anticipated. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the amounts realized from the administrative charges assessed against the Policies.

                  (4)      FEDERAL TAXES.

                           Currently no charge is made to the Variable Account for federal income taxes that may be attributable to the Variable Account. The Company may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the Variable Account may also be made.

                  (5)      INVESTMENT OPTION EXPENSES.

                           The value of net assets of the Variable Account will reflect the investment advisory fee and other expenses incurred by each Investment Option.

         (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to
                  Item 13(a) or 13(d) through the sale or purchase of the trust's securities or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

                  Neither the Company nor the principal underwriter nor any affiliated person of the foregoing may receive any profit or any other benefit from premium payments under the Policy or the investments held in the Variable Account not included in answer to Item 13(a) or (d) through the sale or purchase of the Policy or shares of the Investment Options, except that
                  (1) the Company may receive a profit to the extent that the cost of insurance built into the Policy exceeds the actual cost of insurance needed to pay benefits; (2) favorable mortality or expense experience may cause the insurance provided under the Policy to be profitable to the Company; (3) the Company will compensate certain others, including the Company agents, for services rendered in connection with the distribution of the Policy, as described in Item 38, but such payments will be made from the Company's General Account; and
                  (4) the Adviser will receive an advisory fee from the Fund, as described in Item 13(a)(2).

         (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

                  Not applicable.

INFORMATION CONCERNING THE OPERATIONS OF THE TRUST

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

         Before it will issue a Policy, the Company must receive a completed application and an initial premium at its Home Office. A Policy ordinarily will be issued only for Insureds who are 0 to 80 years of age at their birthday nearest the Policy Date in a VUL, for Joint Insured who have a Joint Equal Age of 18 to 85 years of age at their last birthday in a LSVUL, and for Insureds who are 0 to 85 years of age at their last birthday in a NPVUL who supply satisfactory evidence of insurability to the Company.

         Acceptance is subject to the Company's underwriting rules and the Company may, in its sole discretion, reject any application or premium for any lawful reason. The minimum Specified Amount for which a Policy will be issued is normally $25,000 in a VUL, $100,000 in a LSVUL, although the Company may in its discretion issue Policies with Specified Amounts of less than $25,000 or $100,000, respectively and $50,000 for a standard-rated and $100,000 for a preferred-rated Policy in a NPVUL.

         The Policy Date will be the later of (i) the date of the initial application, or (ii) if additional medical or other information is required pursuant to the Company's underwriting rules, the date all such additional information is received by the Company at its Home Office. The Policy Date may also be any other date mutually agreed to by the Company and the Policyowner. If the later of (i) and (ii) above is the 29th, 30th or 31st of any month, the Policy Date will be the 28th of such month. The Policy Date is the date used to determine Policy Years, Policy Months and Policy Anniversaries. The Policy Date may, but will not always, coincide with the effective date of insurance coverage under the Policy.

         The effective date of insurance coverage under the Policy will be the latest of (i) the Policy Date, (ii) if an amendment to the initial application is required pursuant to the Company's underwriting rules, the date the Insured signs the last such amendment, or (iii) the date on which the full initial premium is received by the Company at its Home Office.

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

         Before it will issue a Policy, the Company may require the Policyowner to pay an initial premium that, that, when reduced by the premium expense charge, will be sufficient to pay the monthly deduction for the first Policy Month. Premiums are payable at the Company's Home Office. SEE ALSO Items 13(a), 14-16 and 18.

         The Policyowner has considerable flexibility to alter the amount, frequency and time period over which premiums are paid. The schedule of planned periodic premiums is not mandatory and, subject to the limitations described below, the Policyowner may make unscheduled premium payments, skip periodic premium payments and change the schedule of planned periodic premiums.

         In no event may the total of all premiums paid, both planned periodic and unscheduled, exceed the applicable maximum premium limitations established by federal tax laws. If at any time a premium is paid which would result in total premiums exceeding the applicable maximum premium limitation, the Company will only accept that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the applicable maximum premium limitations.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

         The Variable Account purchases or redeems shares of the Fund based on a netting of all transactions for that day, including the amount of Net Premiums invested in the Variable Account, Policy Loans, loan repayments, payments upon surrender, charges, and the payment of benefits to be effected on that day.

17.      (a)      Describe the procedure with respect to withdrawal or
                  redemption by security holders.

                  The procedures with respect to surrenders or redemption of security holders are described in response to Items 10(c),
                  (d), (e) and (i).

         (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                  The Company is required to process all surrender requests as described in Item 10(c). The Fund will redeem its shares upon the Company's request in accordance with the Investment Company Act of 1940. Redeemed shares may later be reissued.

         (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

                  A Policy, once completely surrendered, may not be resold or reinstated.

18.      (a)      Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  All dividend and capital gains distributions of the Investment Option will be automatically reinvested in shares of the distributing Investment Option at its net asset value on the record date.

         (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  Not applicable.

         (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

                  Net Premiums placed in the Variable Account constitute certain reserves for benefits under the Policy.

         (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

                  No distributions have been made.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

         The Company has primary responsibility for the administration of the Policy and the Variable Account. Administrative expenses include premium billing and collection; recordkeeping; processing death benefit claims, cash surrenders and Policy changes; and reporting and overhead costs. As reimbursement for administrative expenses related to the maintenance of each Policy and the Variable Account, the Company assesses a monthly policy expense charge against each Policy.

         The Company may administer the Policy itself. The Company may purchase administrative services from such sources (including affiliates) as may be available. Such services will be acquired on a basis which, in the Company's sole discretion, affords the best services at the lowest cost. The Company reserves the right to select a company to provide services which the Company deems, in its sole discretion, is the best able to perform such services in a satisfactory manner even though the costs for such services may be higher than would prevail elsewhere.

         The Company will send such reports as are required by the Investment Company Act of 1940 and regulations promulgated thereunder.

         The Company will mail to the Policyowner, at least once each year, an annual report. The annual report will show the current death benefit, the Cash Value in each Subaccount and in the Declared Interest Option, outstanding Policy Debt and premiums paid, partial surrenders or surrenders made and charges assessed since the last report. The report will also include any other information required by state law or regulation. Each person having a voting interest in a Subaccount will receive proxy material, reports and other materials relating to the corresponding Investment Option.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

         (a)      Amendments to such indenture or agreement.

                  Not applicable.

         (b)      The extension or termination of such indenture or agreement.

                  Not applicable.

         (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

                  The Company acts as custodian. There are no provisions relating to the removal or resignation of the custodian or the failure of the custodian to perform its duties, obligations and functions.

         (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

                  The Variable Account has no trustee.

         (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

                  There are no provisions relating to the removal or resignation of the depositor or the failure of the depositor to perform its duties, obligations and functions.

         (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

                  There are no provisions relating to the appointment of a successor depositor and the procedure if a successor depositor is not appointed.

21.      (a)      State the substance of the provisions of any indenture or
                  agreement with respect to loans to security holders.

                  So long as the Policy remains in force and has a positive Net Cash Value, a Policyowner may borrow money from the Company at any time using the Policy as the sole security for the Policy Loan. The maximum amount that may be borrowed at any time is 90% of the Net Cash Value as of the end of the Valuation Period during which the request for a Policy Loan is received at the Home Office, less any previously outstanding Policy Debt. The Company's claim for repayment of Policy Debt has priority over the claims of any assignee or other person.

                  During any time that there is outstanding Policy Debt, payments made by the Policyowner will be treated first as payment of outstanding Policy Debt, unless the Policyowner indicates that the payment should be treated otherwise. Where no indication is made, any portion of a payment that exceeds the amount of any outstanding Policy Debt will be treated as a premium payment.

                  When a Policy Loan is made, an amount equal to the Policy Loan will be segregated within the Declared Interest Option as security for the Policy Loan. If, immediately prior to the Policy Loan, the Cash Value in the Declared Interest Option less Policy Debt outstanding immediately prior to such Policy Loan is less than the amount of such Policy Loan, the difference will be transferred from the Subaccounts which have Cash Value in the same proportions that the Policy's Cash Value in each Subaccount bears to the Policy's total Cash Value in the Variable Account. Cash Values will be determined as of the end of the Valuation Period during which the request for the Policy Loan is received at the Home Office.

                  Policy Loan proceeds will normally be mailed to the Policyowner within seven days after receipt of a written request. Postponement of a loan may take place under certain circumstances.

                  Amounts segregated within the Declared Interest Option as security for Policy Debt will bear interest at an effective annual rate set by the Company.

                  The interest rate charged on Policy Loans is not fixed. In a VUL, it will be the rate shown in the Policy on the policy data page. The Company may at any time elect to change the interest rate, subject to the following conditions: (i) the rate may not exceed 7.4% per year in advance (which is equal to an effective rate of 8%); (ii) any increase in the interest rate may not exceed 1% per calendar year, and (iii) changes in the interest rate may not occur more often than once in any twelve-month period. In a LSVUL or in a NPVUL, the maximum annual loan interest rate will be no greater than the "Published Monthly Average of the Composite Yield on Seasoned Corporate Bonds" as published by Moody's Investors Service, Inc. or any successor thereto for the calendar month ending two months before the date on which the rate is determined; or 5.5%. The Company may at any time elect to change the interest rate. The Company will send notice of any change in rate to the Policyowner. The new rate will take effect on the Policy Anniversary coinciding with or next following the date the rate is changed.

                  Interest is payable in advance at the time any Policy Loan is made (for the remainder of the Policy Year) and on each Policy Anniversary thereafter (for the entire Policy Year) so long as there is Policy Debt outstanding. Interest payable at the time a Policy Loan is made will be subtracted from the loan proceeds. Thereafter, interest not paid when due will be added to the existing Policy Debt and bear interest at the same rate charged for Policy Loans. The amount equal to unpaid interest will be segregated within the Declared Interest Option in the same manner that amounts for Policy Loans are segregated within the Declared Interest Option.

                  Because interest is charged in advance, any interest that has not been earned will be added to the death benefit payable at the Insured's death and to the Cash Value upon complete surrender, and will be credited to the Cash Value in the Declared Interest Option upon repayment of Policy Debt.

                  Amounts transferred from the Variable Account as security for Policy Loans will no longer participate in the investment performance of the Variable Account. All amounts held in the Declared Interest option as security for Policy Debt will be credited with interest on each Monthly Deduction Day. In a VUL, interest will be credited at an effective annual rate of between 4.5% and 6%; and in a LSVUL or in a NPVUL, interest will be credited at an effective annual rate equal to the greater of 4% or the current effective loan interest rate minus no more than 3%, as determined and declared by the Company. No additional interest will be credited to these amounts. The interest credited will remain in the Declared Interest Option unless and until transferred by the Policyowner to the Variable Account, but will not be segregated within the Declared Interest Option as security for Policy Debt. In a LSVUL, the Company may allow a loan spread of 0% on the gain in a Policy in effect a minimum of ten years.

                  Policy Debt equals the sum of all unpaid Policy Loans and any due and unpaid policy loan interest. If Net Cash Value is insufficient on a Monthly Deduction Day to cover the monthly deduction, the Company will notify the Policyowner. To avoid lapse and termination of the Policy without value, the Policyowner must, during the Grace Period, make a premium payment that, when reduced by the premium expense charge, will be at least equal to three times the monthly deduction due on such Monthly Deduction Day.

                  Policy Debt may be repaid in whole or in part any time during the Insured's life and before the Maturity Date so long as the Policy is in force. Any Policy Debt not repaid is subtracted from the death benefit payable at the Insured's death, from Cash Value upon complete surrender, or from the maturity benefit. Upon repayment of Policy Debt, the Cash Value in the Declared Interest Option securing the repaid portion of the Policy
                  Debt will no longer be segregated within the Declared
                  Interest Option as security for the Policy Debt, but will remain in the Declared Interest Option unless and until transferred to the Variable Account by the Policyowner.

         (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

                  Proceeds of a Policy Loan will normally be mailed within seven days after receipt of a written request for such loan. Payment of any Policy Loan may be postponed whenever: (i) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Commission; (ii) the Commission by order permits postponement for the protection of Policyowners; (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of the Variable Account. In addition, the payment of Policy Loans allocated to the Declared Interest Option may be delayed for up to six months. In addition, payment of loan proceeds made available as a result of Cash Value derived from premiums paid by check or draft may be delayed until such time as the Company is satisfied that the check or draft has cleared the bank upon which it is drawn.

                  SEE paragraph (a) of this Item.

         (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

                  Not applicable.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

         There is no such provision or agreement.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

         Additional protection for the assets of the Variable Account is afforded by a blanket fidelity bond issued by Chubb Insurance Group in the amount of $5,000,000 covering all of the officers and employees of the Company.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

         THE CONTRACT. The Policy is issued in consideration of the statements in the application and the payment of the initial premium. The Policy, the application, and any supplemental applications and endorsements make up the entire contract. In the absence of fraud, the statements made in an application or supplemental application will be treated as representations and not as warranties. No statement will void the Policy or be used in defense of a claim unless contained in the application or any supplemental application.

         INCONTESTABILITY. The Policy is incontestable, except for fraudulent statements made in the application or supplemental applications, after it has been in force during the lifetime of the Insured (or Joint Insureds, as applicable) for two years from the Policy Date or date of reinstatement. This provision does not apply to riders that provide disability or accidental death benefits. Any increase in Specified Amount will be incontestable only after it has been in force during the lifetime of the Insured for two years from the effective date of the increase.

         CHANGE OF PROVISIONS. The Company reserves the right to change the Policy, in the event of future changes in the federal tax law, to the extent required to maintain the Policy's qualification as life insurance under federal tax law.

         Except as provided in the foregoing paragraph, no one can change any part of the Policy except the Policyowner and the President, a Vice President, or the Secretary or Assistant Secretary of the Company. Both must agree to any change and such change must be in writing. No agent may change the Policy or waive any of its provisions.

         MISSTATEMENT OF AGE OR SEX. If any Insured's age or sex was misstated in the application, each benefit and any amount to be paid under the Policy will be adjusted to reflect the correct age and sex.

         SUICIDE EXCLUSION. If the Policy is in force and the Insured in a VUL or a NPVUL (or last Joint Insured in a LSVUL) commits suicide, while sane or insane, within two years from the Policy Date (within one year in certain states), life insurance proceeds payable under the Policy will be limited to all premiums paid, reduced by any outstanding Policy Debt and any partial surrenders, and increased by any unearned loan interest. If the Policy is in force and the Insured commits suicide, while sane or insane, within two years from the effective date of any increase in Specified Amount (within one year in certain states), any increase in the death benefit resulting from the requested increase in specified amount will not be paid. Instead, the Company will refund to the Policyowner an amount equal to the total cost of insurance applied to the increase.

         ANNUAL REPORT. At least once each year, an annual report will be sent to each Policyowner. The report will show the current death benefit, the Cash Value in each Subaccount and in the Declared Interest Option, outstanding Policy Debt, and premiums paid, partial surrenders made, and charges assessed, since the last report. The report will also include any other information required by state law or regulation. Further, the Company will send the Policyowner the reports required by the Investment Company Act of 1940.

         NON-PARTICIPATION. The Policy does not participate in the Company's profits or surplus earnings. No dividends are payable.

         OWNERSHIP OF ASSETS. The Company shall have the exclusive and absolute ownership and control over assets, including the assets of the Variable Account.

         WRITTEN NOTICE. Any written notice should be sent to the Company at its Home Office. The notice should include the policy number and the Insured's full name. Any notice sent by the Company to a Policyowner will be sent to the address shown in the application unless an appropriate address change form has been filed with the Company.

         POSTPONEMENT OF PAYMENTS. The Company will usually mail the proceeds of complete surrenders, partial surrenders and Policy Loans within seven days after the Policyowner's signed request is received at the Home Office. The Company will usually mail death proceeds within seven days after receipt of Due Proof of Death, and maturity benefits within seven days of the Maturity Date. However, payment of any amount upon complete or partial surrender, payment of any policy loan, and payment of death proceeds or benefits at maturity may be postponed whenever: (a) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Commission; (b) the Commission by order permits postponement for the protection of Policyowners; or (c) an emergency exists, as determined by the Commission, as a result of which disposal of the securities is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of the Variable Account.

         Transfers may also be postponed under these circumstances.

         Payments under the Policy which are derived from any amount paid to the Company by check or draft may be postponed until such time as the Company is satisfied that the check or draft has cleared the bank upon which it is drawn.

         If mandated under applicable law, the Company may be required to block a Policyowner's account and thereby refuse to pay any request for transfer, partial withdrawal, complete surrender, loan or death proceeds until instructions are received from the appropriate regulator.

         CONTINUANCE OF INSURANCE. The insurance under a Policy will continue until the earlier of: (a) the end of the Grace Period following the Monthly Deduction Day on which the Net Cash Value or Net Surrender Value is less than the monthly deduction for the following Policy Month; (b) the date the Policyowner surrenders the Policy for its entire Net Cash Value (or Net Surrender Value, as applicable); (c) the death of the Insured (or last Joint Insured, as applicable); or (d) the Maturity Date.

         Any rider to a Policy will terminate on the date specified in the rider.

         OWNERSHIP. The Policy belongs to the Policyowner. The original Policyowner is the person named as owner in the application. Ownership of the Policy may change according to the ownership option selected as part of the original application or by a subsequent endorsement to the Policy. During the Insured's (or Joint Insureds') lifetime(s), all rights granted by the Policy belong to the Policyowner, except as otherwise provided for in the Policy.

         Special ownership rules may apply if any Insured is under legal age (as defined by the law of the state in which the Policy is issued or delivered) on the Policy Date.

         The Policyowner may assign the Policy as collateral security. The Company assumes no responsibility for the validity or effect of any collateral assignment of the Policy. No assignment will bind the Company unless in writing and until received by the Company at its Home Office. The assignment is subject to any payment or action taken by the Company before it received the assignment at the Home Office.

         THE BENEFICIARY. The primary Beneficiaries and contingent Beneficiaries are designated by the Policyowner in the application. If changed, the primary Beneficiary or contingent Beneficiary is as shown in the latest change filed with the Company. One or more primary or contingent Beneficiaries may be named in the application. In such case, the proceeds will be paid in equal shares to the survivors in the appropriate beneficiary class, unless requested otherwise by the Policyowner.

         Unless a payment option is chosen, the proceeds payable at the Insured's death will be paid in a lump sum to the primary Beneficiary. If the primary Beneficiary dies before the Insured (or last Joint Insured, if applicable), the proceeds will be paid to the contingent Beneficiary. If no Beneficiary survives the Insured (or last Joint Insured, if applicable), the proceeds will be paid to the Policyowner or the Policyowner's estate.

         CHANGING THE POLICYOWNER OR BENEFICIARY. During the Insured's life, the Policyowner and the Beneficiary may be changed. To make a change, written request must be sent to the Company at its Home Office. The request and the change must be in a form satisfactory to the Company and must actually be received and recorded by the Company. The change will take effect as of the date the request is signed by the Policyowner. The change will be subject to any payment made before the change is recorded by the Company. The Company may require return of the Policy for endorsement.

         POLICY SPLIT OPTION. In a LSVUL only, the Policyowner may split the Policy into two single-life insurance policies, one on each of the Joint Insureds, upon the occurrence of (1) divorce or annulment with respect to the marriage of the Joint Insureds, or (2) a change in the Federal Estate Tax Law. The Policyowner may elect this option subject to the following provisions: (a) written notification must be provided to the Company within 90 days after the effective date of one of the two events listed above; (b) each new policy will be issued for no more than one-half the Specified Amount of the original policy; (c) the Net Surrender Value will be divided and allocated in proportion to the Specified Amount of the new policy; (d) the Beneficiary of the original policy will be the beneficiary of each new policy; (e) if the Joint Insureds are the owners of the original policy, each will be the owner of their new policy; (f) the new policies will be issued based on the age and underwriting class for each Joint Insured on the effective date of the election of this option; (g) this option will not be available after the date of the first death of the Joint Insureds; and (h) the two single-life policies may be any single permanent life policies currently offered by the Company.

                                       III.

                 ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS
                                  OF DEPOSITOR

ORGANIZATION AND OPERATIONS OF DEPOSITOR

25. State the form or organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

         The Company is a stock life insurance company incorporated in the State of Iowa on October 30, 1944.

26.      (a)      Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

                  Not applicable.

         (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company.

                  Not applicable.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstance surrounding such cessation.

         The Company is principally engaged in offering life insurance and annuity contracts and is admitted to do business in 18 states - Arizona, Colorado, Idaho, Iowa, Kansas, Minnesota, Montana, Nebraska, Nevada, New Mexico, North Dakota, Oklahoma, Oregon, South Dakota, Utah, Washington, Wisconsin and Wyoming.

Officials and Affiliated Persons of Depositor

28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

                  (i)      name and principal business address;
                  (ii) nature of relationship or affiliation with depositor of the trust;
                  (iii)    ownership of all securities of the depositor;
                  (iv)     ownership of all securities of the trust;
                  (v) other companies of which each person named above is presently officer, director, or partner.

                  See answer to Item 28(b) and Item 29.

         (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

                  OFFICERS AND DIRECTORS OF FARM BUREAU LIFE INSURANCE COMPANY

                  Please refer to the Form S-6 registration statement filed with the Securities and Exchange Commission for the Variable Account for a current list of officers and directors of the Company.

COMPANIES OWNING SECURITIES OF DEPOSITOR

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds power to vote 5% or more of the outstanding voting securities of the depositor: (a) name and principal business address; (b) nature of business; (c) ownership of all securities of the depositor.

         The Company is a wholly owned subsidiary of Iowa Farm Bureau Federation. Iowa Farm Bureau Federation is an Iowa not-for-profit corporation, the members of which are county farm bureau organizations and their individual members. Iowa Farm Bureau Federation is primarily engaged, through various divisions and subsidiaries, in the formulation, analysis and promotion of programs (at local, state, national, and international levels) that are designed to foster the educational, social and economic advancement of its members. The principal offices of Iowa Farm Bureau Federation are at 5400 University Avenue, West Des Moines, Iowa 50266.

CONTROLLING PERSONS

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

         None.

COMPENSATION OF OFFICERS AND DIRECTORS OF DEPOSITOR

COMPENSATION OF OFFICERS

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

         (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration;

         (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

         (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

                  Not applicable. As of this date, meaningful allocations have not been made.

COMPENSATION OF DIRECTORS

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

         (a)      the aggregate direct remuneration to directors;

         (b)      indirectly or through subsidiaries to directors.

                  Not applicable.   See Item 31.

COMPENSATION TO EMPLOYEES

33.      (a)      Furnish the following information with respect to the
                  aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                  Not applicable.   See Item 31.

         (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

                  Not applicable.   See Item 31.

COMPENSATION TO OTHER PERSONS

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

         Not applicable.   See Item 31.

                                      IV.

                  DISTRIBUTION AND REDEMPTION OF SECURITIES

DISTRIBUTION OF SECURITIES

35. Furnish the names of the states in which sales of the trust's securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

         VUL and LSVUL sales are currently being made in the states of Arizona, Colorado, Idaho, Iowa, Minnesota, Montana, Nebraska, New Mexico, North Dakota, Oklahoma, South Dakota, Utah, Wisconsin and Wyoming. No NPVUL sales are currently being made, but it is proposed that this policy be made available for sale in the same states.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month, describe briefly the reasons for such suspension.

         Not applicable.

37.      (a)      Furnish the following information with respect to each
                  instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

                  (1)      Name of officer, agency or body.

                  (2)      Date of denial.

                  (3)      Brief statement of reason given for revocation.

                           Not applicable.

         (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

                  Not applicable.

38.      (a)      Furnish a general description of the method of distribution of securities of the trust.

                  The Policy will be sold by individuals who, in addition to being licensed as life insurance agents for the Company, are also registered representatives of ET Marketing, the principal underwriter of the Policies. ET Marketing is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

         (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

                  The Company has entered into an agreement with ET Marketing, the principal underwriter, pursuant to which the Company will pay commissions for services in distributing the Policy.

         (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

                  See Exhibit A (3)(c) to post-effective amendment No. 17 to the registration statement of Form S-6 (File No. 33-12789) filed with the Commission on April 26, 2001.

INFORMATION CONCERNING PRINCIPAL UNDERWRITER

39.      (a)      State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

                  ET Marketing, the principal underwriter of the Policy, is a corporation incorporated on May 7, 1970 under the laws of Delaware.

         (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

                  ET Marketing is a member of the National Association of Securities Dealers, Inc.

40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

                  Not applicable.

         (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

                  (1)      The nature of such fee or participation.
                           12b-1 fees

                  (2)      The name of the person making payment.
                           Fidelity Investments and Franklin Templeton
                           Distributors, Inc.

                  (3) The nature of the services rendered in consideration for such fee or participation.
                           12b-1 fees

                  (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.
                           $98.10

41.      (a)      Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

                  ET Marketing acts as principal underwriter of the Policies. ET Marketing also underwrites or distributes other variable insurance policies or other securities.

         (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of office.

                  Not applicable.

         (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

                  1,605 salesmen for VUL and LSVUL, $8,865,347 compensation received for VUL and LSVUL. Not applicable for NPVUL.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter: (a) name and principal business address;
         (b) position with principal underwriter; (c) ownership of securities of the trust.

         Lynn E. Wilson, President & Manager

                  Fidelity Growth, $4,150
                  Fidelity Index 500, $3,200
                  Franklin Small Cap, $800
                  Summit S&P 400 Index, $1,050
                  Summit Russell 2000 Small Cap Index, $600
                  T. Rowe Price International Stock, $560

         William J. Oddy, Chief Operating Officer & Manager

                  EquiTrust Value Growth, $15,000
                  Fidelity Growth, $10,200
                  T. Rowe Price International Stock, $11,400

         Jo Ann Rumelhart, Executive Vice President & Manager

                  American Century Vista, $925
                  EquiTrust Blue Chip, $35,000
                  JPMorgan Mid-Cap Value, $270
                  Summit Russell 2000 Small Cap Index, $400

         Stephen M. Morain, Senior Vice President, General Counsel & Manager

                  Fidelity Growth, $600
                  T. Rowe Price Mid-Cap Growth, $750

         James W. Noyce, Chief Financial Officer, Treasurer & Manager Timothy J. Hoffman, Chief Administrative Officer & Manager

                  EquiTrust Strategic Yield, $3,100
                  EquiTrust Value Growth, $3,700
                  EquiTrust Managed, $1,600

         John M. Paule, Chief Marketing Officer & Manager

                  EquiTrust Blue Chip, $2,200
                  EquiTrust Strategic Yield, $1,550
                  EquiTrust High Grade Bond, $50
                  EquiTrust Value Growth, $50
                  Fidelity Growth, $900
                  T. Rowe Price New America Growth, $1,075
                  T. Rowe Price International Stock, $75

         Lou Ann Sandburg, Vice President-Investments, Assistant Treasurer
         & Manager
         Dennis M. Marker, Vice President-Investment Administration, Secretary & Manager

                  EquiTrust Blue Chip, $3,300

         Thomas E. Burlingame, Vice President & Manager

                  EquiTrust Blue Chip, $2,100

         James P. Brannen, Vice President-Finance

                  EquiTrust Money Market, $75

         Robert A. Simons, Senior Counsel-Investments
         Robert J. Rummelhart, Investment Vice President
         Charles T. Happel, Securities Vice President
         Sue A. Cornick, Sr. Market Conduct and Mutual Funds Vice President & Ass't Secretary
         Kristi Rojohn, Investment Compliance Vice President & Assistant
         Secretary

                  EquiTrust Blue Chip, $800
                  EquiTrust Strategic Yield, $1,000
                  EquiTrust Managed, $875
                  Fidelity Growth, $200
                  T. Rowe Price International Stock, $225
                  T. Rowe Price Mid-Cap Growth, $250
                  T. Rowe Price Personal Strategy Balanced, $300

         Julie M. McGonegle, Investment Product Wholesaling Vice President

                  EquiTrust Managed, $300
                  EquiTrust Value Growth, $1,500
                  Fidelity Growth, $500
                  T. Rowe Price International Stock, $200
                  T. Rowe Price Mid-Cap Growth, $450

         Deborah K. Peters, Director of Broker/Dealer and Market Conduct Compliance
         Susan M. Coombs, Mutual Fund Accounting Director
         Laura Kellen Beebe, Sr. Portfolio Manager-Taxable Securities Doug Higgins, Sr. Portfolio Manager
         Herman Riva, Sr. Portfolio Manager
         Barbara A. Bennett, Treasury Administrator
         Margaret Wilcox, Investment Services Administrator
         Larry J. Patterson, Vice President
         Thomas J. Faulconer, Indiana OSJ Principal
         Dennis Bening, Missouri OSJ Principal

         The principal business address of all persons listed above is 5400 University Avenue, West Des Moines, Iowa 50266.

         The sale of the NPVUL Policy has not yet commenced.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

         $8,865,347 commissions received for VUL and LSVUL.
         Not applicable for NPVUL.

OFFERING PRICE OR ACQUISITION VALUATION OF SECURITIES OF THE TRUST

44. (a) Furnish the following information with respect to the method of valuation used by the trust for purposes of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

                  (1) The source of quotations used to determine the value of portfolio securities.

                           Fund shares are valued at the net asset value per share as supplied to the Company by the Fund or its agent.

                  (2) Whether opening, closing, bid, asked or any other price is used.

                           See Items 44(a)(1) and 16.

                  (3) Whether price is as of the day of sale or as of any other time.

                           See Item 16.

                  (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                           The assets of the Variable Account and liabilities (such as charges against the Variable Account) are valued in accordance with generally accepted accounting principles on an accrual basis. Because of its current tax status, the Company does not expect to incur any federal income tax liabilities that would be chargeable to the Variable Account, and the Company does not intend to make a charge for federal income taxes. The Company may, however, incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in state or local tax laws, charges for such taxes, if any, attributable to the Variable Account may be made.

                  (5) Other items which registrant adds to the net asset value in computing offering price of its securities.

                           Not applicable.

                  (6)      Whether adjustments are made for fractions:

                           (i)      before adding distributor's compensation
                                    (load); and

                           (ii)     after adding distributor's compensation
                                    (load).

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                           Not applicable because the Variable Account does not
                           compute per-unit values and sales loads in the manner presupposed by this Item and Item 44(b).

                           Appropriate adjustments will be made for fractions in all computations.

         (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

                  The Company may require the Policyowner to pay an initial premium that, when reduced by the premium expense charge, will be sufficient to pay the monthly deduction for the first policy month.

         (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

                  The Company does not require premium payments of a fixed amount at designated intervals for a specified time period. The Policyowner may, subject to the limitations set forth in
                  Item 10(i), pay premiums at any frequency and in any amount. Nonetheless, Policyowners will need to pay sufficient premiums to maintain adequate Cash Value to pay monthly charges, including the cost of insurance. The cost of insurance will vary, depending upon the Insured's age, sex and underwriting class. In addition, there will be additional charges if additional insurance benefits are elected. Thus, for the Policy to remain in force, a Policyowner will need to take the cost of insurance, as well as other factors such as investment performance, into consideration in determining the amount and frequency of premium payments.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith.

         Not applicable.

REDEMPTION VALUATION OF SECURITIES OF THE TRUST

46.      (a)      Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

                  (1) The source of quotations used to determine the value of portfolio securities.

                           See Item 44(a)(1).

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                  (2)      Whether opening, closing, bid, asked or any other
                           price is used.

                           See Item 44(a)(2).

                  (3) Whether price is as of the day of sale or as of any other time.

                           The price is as of the end of the Valuation Period during which the surrender request is received at the Company's Home Office.

                  (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                          See Items 44(a)(4) and 18(c).

                  (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities:

                           See Answer to Item 10(c).

                  (6)      Whether adjustments are made for fractions.

                           Not applicable.

         (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at latest practicable date.

                  A surrender charge equal to the lesser of $25 or 2% of the amount partially or fully surrendered will apply under a VUL. (This same calculation will be considered for the partial withdrawal fee in and LSVUL). In a LSVUL, a surrender charge will apply to any surrender during the first ten Policy Years, as well as during the first ten years following an increase in Specified Amount. In a NPVUL, a surrender charge will apply to any surrender during the first six Policy Years, as well as during the first six Policy Years following an increase in Specified Amount. The charge is an amount per $1,000 of specified amount that varies by the Insured's age, sex and underwriting class and by Policy Year.

PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders.
         State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

         Shares of the Fund are purchased at net asset value. Shares of the Fund will be issued only to the Company, its affiliates and non-affiliated life insurance companies for investment of the assets of separate accounts that hold assets from the sale of variable insurance products, and will not be sold directly to the general public. The Company will redeem sufficient shares of the Fund to pay certain life insurance proceeds, benefits at maturity, or surrender proceeds, or for other purposes contemplated by the Policy.

                                       V.

                      INFORMATION CONCERNING THE TRUSTEE
                                   OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust:

         (a)      Name and principal business address.

         (b)      Form of organization.

         (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

         (d)      Name of governmental supervising or examining authority.

                  The Company acts as custodian and holds the assets of the Variable Account and maintains records of all purchases and redemptions of shares of the Investment Options held by the Variable Account. The assets are kept physically segregated and held separate and apart from the Company's General Account. See also Item 2.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

         Not applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

         The assets of the Variable Account are not chargeable with liabilities arising out of any other business that the Company may conduct. The assets of the Variable Account are available to cover the general liabilities of the Company only to the extent that assets in the Variable Account exceed liabilities arising under the Policy. The income, capital gains and capital losses of each Subaccount are credited to or charged against the assets held in that Subaccount in accordance with the terms of the Policy.

                                       VI.

                      INFORMATION CONCERNING INSURANCE OF
                              HOLDERS OF SECURITIES

51. Furnish the following information with respect to insurance of holders of securities:

         (a)      The name and address of the insurance company.

                  The name and address of the Company are set forth in the Answer to Item 2.

         (b)      The types of Policies and whether individual or group
                  Policies.

                  The VUL is a flexible premium variable life insurance policy issued on an individual basis.
                  The LSVUL is a flexible premium last survivor variable life insurance policy issued on an individual basis.
                  The NPVUL is a nonparticipating flexible premium variable life insurance policy issued on an individual basis.

         (c)      The types of risks insured and excluded.

                  The Company assumes the risk that the deductions made for mortality risks will prove inadequate to cover actual insurance costs. The Company also assumes the risk that deductions for expenses may be inadequate. See Item 10(i).

         (d)      The coverage of the Policies.

                  The minimum Specified Amount is stated in each Policy. Death proceeds will be reduced by any outstanding Policy Debt and any due and unpaid monthly deductions, and increased by any unearned loan interest and any premiums paid after the date of death. See Paragraph (c) of this Item.

         (e) The Beneficiaries of such Policies and the uses to which the proceeds of Policies must be put.

                  The recipient of the benefits of the insurance undertakings described in the Answer to Items 10(i) and 51(c) is either the Policyowner or the primary Beneficiary or contingent Beneficiary specified in the Policy. There are no restrictions on the use of the proceeds other than those established by the Policyowner.

         (f)      The terms and manners of cancellation and of reinstatement.

                  The insurance undertakings described in the Answer to Item 51(c) are an integral part of the Policy and may not be terminated while the Policy remains in force.

         (g) The method of determining the amount of premiums to be paid by holders of securities.

                  See Answers to Items 13(a) and 13(e) for the amount of charges imposed. See Items 10(i) and 44(c) for the manner in which the premium is determined.

         (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

                  Not applicable.

         (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

                  No person other than the Company receives any part of the amounts deducted for assumption of mortality and expense risks.

         (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

                  None.

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                                      VII.

                              POLICY OF REGISTRANT

52.      (a)      Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

                  See Answers to Items 10(g) and 10(h) as regards the Company's right to substitute any other investment for shares of any Portfolio of the Fund.

         (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

                  Not applicable.

         (c) Describe the Policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

                  (1)      the grounds for elimination and substitution;

                  (2)      the type of securities which may be substituted;

                  (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a Policy of concentration of investment in a particular industry or group of industries;

                  (4) whether such substituted securities may be the securities of another investment company; and

                  (5) the substance of the provisions of any indenture or agreement which authorize or restrict the Policy of the registrant in this regard.

                           See Answer to Items 10(g) and 10(h).

         (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

                  None.

53.      (a)      State the taxable status of the trust.

                  The Company does not expect to incur any income tax upon the earnings or the realized capital gains attributable to the Variable Account. Based upon these expectations, no charge is being made currently to the Variable Account for federal income taxes which may be attributable to the Variable Account. If, however, the Company determines that it may incur such taxes, it may assess a charge for those taxes from the Variable Account.

                  The Company may also incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in state or local tax laws, charges for such taxes, if any, attributable to the Variable Account may be made.

         (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

                  Not applicable.  See Answer to Item 53(a).

                                       VIII.

                       FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities.

         Not applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

         Not applicable.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during each period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

         Not applicable.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

         Not applicable.

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

         Not applicable.

59.      Financial statements:

         FINANCIAL STATEMENTS OF THE TRUST

         Financial statements will be contained in a post-effective amendment to the registration statement for the Policy on Form S-6 filed under the Securities Act of 1933. They are incorporated herein by reference.

         FINANCIAL STATEMENTS OF THE DEPOSITOR

         The financial statements of the Company will be contained in a post-effective amendment to the registration statement on Form S-6 filed by the Registrant pursuant to the Securities Act of 1933. They are incorporated herein by reference.

                                      IX.

                                   EXHIBITS

         See the Contents of Registration Statement to the Initial Filing to the registration statement of Form S-6 (File No. 333-87766) filed with the Commission on May 7, 2002. They are incorporated herein by reference.

                                   SIGNATURE

         Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the registrant has caused this registration statement to be duly signed on behalf of the registrant in the City of West Des Moines, State of Iowa on August 12, 2002.

                                  FARM BUREAU LIFE VARIABLE ACCOUNT
                                  ---------------------------------
                                  (Name of registrant)

                                  BY:      FARM BUREAU LIFE INSURANCE COMPANY
                                           ----------------------------------
                                           (Name of depositor)

                                  By:  /s/ CRAIG A. LANG

                                  (Print name)  CRAIG A. LANG
                                                -------------
                                  (Title)       President
                                           Farm Bureau Life Insurance Company